Exhibit 99.3

Return on Equity and Assets Ratios

	Q2 2022	Q1 2022	6 months ended April 30, 2022	For the Year-Ended October 31, 2021
Return on Assets	0.95%	0.88%	0.92%	0.96%
Return on Equity	18.4%	17.3%	17.9%	18.6%
Dividend Payout Ratio	40%	42%	41%	39%